FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Translation of registrant’s name into English)

7 Reid Street

4th Floor

Hamilton, HM 11 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

The Letter to Unitholders and Press Release attached as an exhibit hereto is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Letter to Unitholders

99.2	Press Release, Dated November 4, 2008, Brookfield Infrastructure Partners Announces Third Quarter 2008 Results

99.3	Unaudited Pro Forma Financial Information

99.4	Reconciliation of Net Income to Adjusted Net Operating Income

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its General Partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Keyes
Name:	James Keyes
Title:	Director